

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 21, 2017

M. Michelle Berrey, M.D., M.P.H.
President and Chief Executive Officer
Chimerix, Inc.
2505 Meridian Parkway, Suite 100
Durham, NC 27713

> **Re: Chimerix, Inc.**
> **Registration Statement on Form S-3**
> **Filed November 8, 2017**
> **File No. 333-221412**

Dear Dr. Berrey:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-3

Exhibits

1.   We note that your sales agreement prospectus relates to the sale of up to $75,000,000 shares of common stock. Please file a revised opinion that does not limit the opinion to the issuance of 14,792,899 sales agreement shares, or explain why such a limitation is appropriate.

General

2.   Reference is made in footnote 2 to the Calculation of Registration Fee table that the securities registered may be sold separately or as units with other securities. Please revise

the prospectus cover page to include the units, and include a description of the units in the prospectus and revise the legal opinion to opine on the units. Alternatively, please remove the reference to units.

3.   We note your disclosure on page S-3 that sales may be made in negotiated transactions. Please tell us whether this sales methods satisfies the "at the market offering" definition under Rule 415. If this method does not constitute a sales method that is deemed to be an "at the market offering" as defined in Rule 415 or if any material information with respect to a particular offering has been omitted, please confirm that you will file an additional prospectus supplement at the time of such sales or tell us why such additional filing would not be necessary.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Chris Edwards at (202) 551-6761 or Suzanne Hayes at (202) 551-3675 with any other questions.

Division of Corporation Finance
Office of Healthcare & Insurance

cc: Nathan J. Nouskajian